EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
	Year Ended December 31,
	2002	2003	2004	2005	2006
EARNINGS
Income Before Income Taxes	$63,443	$91,728	$45,351	$88,378	$52,847
Fixed Charges (as below)	42,377	46,787	39,475	36,762	44,769
Total Earnings	$105,820	$138,515	$84,826	$125,140	$97,616

FIXED CHARGES
Interest Expense	$40,422	$44,784	$37,957	$34,094	$40,778
Credit for Allowance for Borrowed Funds Used During Construction	673	451	280	668	1,491
Trust Dividends	(186)	(93)	(62)	-	-
Estimated Interest Element in Lease Rentals	1,468	1,645	1,300	2,000	2,500
Total Fixed Charges	$42,377	$46,787	$39,475	$36,762	$44,769

Ratio of Earnings to Fixed Charges	2.49	2.96	2.14	3.40	2.18